
Mail Stop 4628

August 3, 2018

Ivan de Souza Monteiro
Chief Executive Officer and Member of the Board of Directors
Petróleo Brasileiro S.A. – Petrobras
Avenida República do Chile, 65
20031-912 – Rio de Janeiro – RJ, Brazil

> **Re: Petróleo Brasileiro S.A. - Petrobras**
> **Registration Statement on Form F-4**
> **Filed July 27, 2018**
> **File No. 333-226375**

Dear Mr. Monteiro:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Irene Barberena-Meissner, Staff Attorney, at (202) 551-6548 with any questions.

Sincerely,

/s/ Timothy S. Levenberg

for John Reynolds
Assistant Director
Office of Natural Resources

cc: Francesca L. Odell, Esq.
        Cleary Gottlieb Steen & Hamilton LLP